Exhibit 5.2

July 25, 2023

RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv, Israel 6473921

Ladies and Gentlemen:

We have acted as special U.S. counsel to RedHill Biopharma Ltd., an Israeli company (the “Company”), in connection with the offering by the Company of (i) 1,084,923 American Depositary Shares (the “ADSs”), each ADS representing four hundred (400) ordinary shares of the Company, par value NIS 0.01 (the “Ordinary Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 217,000 ADSs at an exercise price of $0.001 per ADS (the “Pre-Funded Warrant ADSs”), pursuant to a registration statement on Form F-3 (Registration Statement No. 333-258259) (the “Registration Statement”) filed on July 29, 2021 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) and declared effective on August 9, 2021, the prospectus dated August 9, 2021 (the “Base Prospectus”) and the prospectus supplement dated July 21, 2023, filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations of the Securities Act (the “Prospectus Supplement” and the Base Prospectus as supplemented by the Prospectus Supplement, the “Prospectus”). This opinion is being rendered in connection with the offering by the Company of the ADSs and the Pre-Funded Warrants pursuant to the terms of a Securities Purchase Agreement dated July 21, 2023, entered into among the Company and the purchasers identified on the signature pages thereto. The ADSs and the Pre-Funded Warrant ADSs will be issued pursuant to a Deposit Agreement dated as of December 26, 2012 (the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all Owners and Holders (each as defined therein) from time to time of ADSs of the Company issued thereunder.

In connection with this opinion, we have examined such corporate records, documents, instruments, certificates of public officials and of the Company and such questions of law as we have deemed necessary for the purpose of rendering the opinions set forth herein.

In such examination, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1.
When the ADSs have been issued and delivered in accordance with and in the manner described in the Prospectus against payment in full of the consideration payable therefor, the ADSs will be valid and legally binding obligations of the Company.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza
26th Floor
New York, New York 10112
T (212) 659-7300
F (212) 918-8989
www.haynesboone.com

RedHill Biopharma Ltd.
July 25, 2023

2.
When the ADSs are issued in accordance with the Deposit Agreement against the deposit of duly authorized, validly issued, fully paid and non-assessable Ordinary Shares, such ADSs will be duly and validly issued under the Deposit Agreement and will entitle the holders thereof to the rights specified therein.

3.
When the Pre-Funded Warrants have been issued and delivered in accordance with and in the manner described in the Prospectus against payment in full of the consideration payable therefor, the Pre-Funded Warrants will constitute valid and legally binding obligations of the Company.

4.
When the Pre-Funded Warrants have been duly executed by the Company and delivered to and paid for in accordance with and in the manner described in the Prospectus against payment in full of the consideration payable therefor, the Pre-Funded Warrant ADSs will have been duly authorized, and if, as and when issued in accordance with the Deposit Agreement against the deposit of duly authorized, validly issued, fully paid and non-assessable Ordinary Shares, such Pre-Funded Warrant ADSs will be duly and validly issued under the Deposit Agreement and will entitle the holders thereof to the rights specified therein.

Please note that we are opining only as to the matters expressly set forth herein and that no opinion should be inferred as to any other matter. We are opining herein as to the laws of the State of New York as in effect on the date hereof, and we express no opinion with respect to any other laws, rules or regulations. This opinion is based upon currently existing laws, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein. In rendering the foregoing opinions, we have relied, for matters involving Israeli law, solely on the opinion of Goldfarb Gross Seligman & Co., Israeli counsel to the Company.

This opinion is being rendered solely in connection with the registration of the offering and sale of the ADSs, the Pre-Funded Warrants and the Pre-Funded Warrant ADSs, pursuant to the registration requirements of the Securities Act.

RedHill Biopharma Ltd.
July 25, 2023

We hereby consent to the use of this opinion as Exhibit 5.2 to the Company’s Report on Form 6-K to be filed with the Commission on or about July 25, 2023, which will be incorporated by reference in the Registration Statement, and to the reference to us under the caption “Legal Matters” in the Prospectus Supplement forming part of the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Haynes and Boone, LLP

Haynes and Boone, LLP